FOR IMMEDIATE RELEASE

Bitzero Receives All Long-Lead High-Voltage Equipment for Its Flagship Norway Data Center and Provides Recap in Shareholder Letter from Founder & CEO

Arrival of two 60 MVA transformers completes the high-voltage long-lead package to expand the site to up to 110 MW of total capacity, including 40 MW already energized

Vancouver, British Columbia, November 9th, 2026. Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE: 000) ("Bitzero" or the "Company") today issued the following shareholder letter from Founder, Chair and Chief Executive Officer Mohammed Bakhashwain.

Dear Shareholders,

The two 60 MVA transformers ordered for our flagship data center site in Namsskogan, Norway (the "Namsskogan Site") have arrived in Norway. Their arrival completes delivery of all high-voltage long-lead electrical equipment required to expand the site to up to 110 MW. For Bitzero, this milestone is the result of years of planning and early investment in critical infrastructure. For shareholders, it is significant tangible progress toward energization and the commercial development of the Namsskogan Site.

Demand Is Looking for Power That Can Be Connected

The U.S. midterm elections have introduced a material change in the outlook for data center development. Voters in several key states returned candidates who campaigned on restricting or pausing data center construction, and 575 active restrictions are now tracked across 46 states. Texas, which analysts estimate accounts for roughly a quarter of U.S. data center capacity scheduled to come online by 2030, has paused new large-load interconnections pending an audit of a queue approaching 474 GW, more than five times the state's record peak demand.

Compounding the political shift is a physical constraint that no election can resolve. Grid connections in major U.S. markets can take three to four years. Proposed U.S. data center power requests have topped 700 GW. Of 16 GW of capacity announced for delivery in 2026, only about 5 GW was under construction as of this summer.

The demand has not gone away. It is looking for somewhere to land. The Nordics offer a compelling combination of low-cost renewable energy, cool ambient temperatures, favorable conditions for data center development, and a transparent regulatory framework. Across the European market, CBRE reported that AI-focused colocation signings reached 420 MW in the first half of 2026, compared with 89 MW in the first half of 2025. Of that contracted capacity, 66% is set to be delivered to neocloud tenants in the Nordic region.

Bitzero's opportunity is to bring its hydro-powered Namsskogan Site and its owned Kokemäki, Finland site into service for customers seeking capacity in this region. Our permitting timelines are measured in quarters rather than years. We have a stable grid, long-lead equipment now delivered, sites that are advancing, and delivery partners under previously announced agreements. For a sector that has spent two years chasing power it cannot connect, the relevant distinction is infrastructure that can be delivered and energized.

Building Value Through Infrastructure Ownership

The growth of AI infrastructure calls for discipline. Gartner's October 2026 research forecasts that more than 80% of neocloud providers will cease independent operations by 2030, including through acquisition, partnership, or failure. It also estimates that more than $3.5 trillion of AI infrastructure spending could be exposed to impairment by the end of 2030 if AI providers maintain their current pace of capital spending.

I would not treat any single forecast as guaranteed. For Bitzero, the implication is to combine infrastructure ownership with judicious counterparty selection and disciplined capital allocation. Access to power and control of land gives us the foundation. Execution and sound commercial agreements are how we intend to build lasting value.

Bitzero owns that foundation. The Namsskogan Site is hydro-powered, with 40 MW already in operation and the high-voltage long-lead equipment for the next stage of development now in Norway. Our Kokemäki, Finland site adds land and grid access to support our growth plan. The business carries no material debt obligations and no liens against our assets. Our value sits in what we own, not in what we owe.

Skanska and Vertiv Support Project Delivery

We have also strengthened the capabilities required to turn these assets into operating data centers. Over the past year, assembling the right technical, construction and supply chain ecosystem has been a central priority.

We have previously announced our partnerships with Vertiv and Skanska. Vertiv brings critical power and cooling expertise, including design and engineering capabilities for AI and high-performance computing. Skanska, one of the region's largest and most established general contractors, brings large-scale construction experience and is now on site in Norway. Together, they are expected to support engineering, procurement, construction, and systems integration as we advance the site toward operational readiness.

For prospective tenants, these capabilities strengthen our ability to plan and deliver a facility to their specifications. We are putting the delivery framework in place while advancing the commercial discussions that will determine the facility's final requirements.

Leasing for Long-Term Value

Credit support remains a central focus of our discussions with prospective tenants. Our objective is to secure agreements that combine attractive commercial terms with counterparties capable of meeting their commitments.

A lease creates enduring value when its pricing, credit support, and delivery obligations are aligned with the capital required to serve the customer. That is the principle guiding our negotiations.

We are advancing those discussions alongside site development. Progress on electrical infrastructure and project delivery supports the commercial proposition we are presenting to prospective tenants, while our focus on credit quality and lease structure remains unchanged.

For shareholders, the objective is to convert infrastructure progress into definitive commercial agreements and, ultimately, recurring revenue. We are focused on the quality of that conversion and the resulting long-term value creation.

Equipment Arrival Advances Energization

The two 60 MVA transformers shown below complete the high-voltage long-lead equipment package for the expansion to up to 110 MW. Their arrival in Norway marks a major milestone in the development of the Namsskogan Site's electrical infrastructure.

Receiving this equipment positions Bitzero to advance high-voltage works and supports our continued progress toward near-term energization. It is a concrete result of procurement decisions and capital commitments made earlier in the project.

Installation, testing, and commissioning are the next stages in converting that equipment into operating electrical capacity. In parallel, we continue to advance the design and commercial work required for future tenant deployment.

Converting Progress into Shareholder Value

The opportunity in front of Bitzero is the convergence of three things: a market searching for capacity it can actually deliver, a value pool shifting toward the assets we own, and the Namsskogan Site, at which the long-lead high-voltage equipment has arrived, with partners in place to build.

Our focus is on converting that position into signed definitive leases in the near term while ensuring we create long-term shareholder value by bringing infrastructure into service on sound commercial terms.

Thank you for your continued confidence in Bitzero. Our responsibility now is to carry this progress through to execution, customers, and lasting value for our shareholders.

Sincerely,

Mohammed Bakhashwain, Founder, Chair and Chief Executive Officer, Bitzero Holdings Inc.

Engagement of Investor Relations Provider

The Company also announces that it has engaged investor relations provider Barchart.com, Inc. ("Barchart") pursuant to an order form dated November 10, 2026 (the "Barchart Agreement"). Barchart is a financial market data and media company with a business address at 222 S. Riverside Plaza, Suite 810, Chicago, Illinois 60606, email: Impact@barchart.com and telephone: (866) 333-7587. Under the Barchart Agreement, Barchart will provide the following services: eight sponsored articles on Barchart.com; twelve dedicated emails, each to approximately 100,000 subscribers on Barchart's email list; two live interviews with the Company on Barchart's X (formerly Twitter) profile; twelve posts on X, six on Instagram and six on Facebook; and 3,000,000 display advertising impressions on Barchart.com. All articles and display advertising creative are subject to the Company's approval before publication. The engagement will begin on November 10, 2026 and run for an initial term of 90 days, ending on or about February 8, 2027. After the initial term, the Company may renew the engagement month-to-month at US$40,000 per month; the Barchart Agreement does not renew automatically. The Company will pay Barchart a cash fee of US$120,000 for the initial term, payable in advance or in three equal monthly instalments of US$40,000. Barchart will not receive any securities of the Company, including options, as compensation for its services. To the Company's knowledge, neither Barchart nor its principals hold any securities of the Company or any right or present intent to acquire such securities, and Barchart is at arm's length to the Company.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. has four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact
Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact
Victoria Rutherford
480-625-5772
Victoria@adcap.ca

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are often, but not always, identified by words such as "anticipate", "plan", "expect", "intend", "objective", "focus", "opportunity", "may", "will", "would", "could", "should", "believe", "estimate", "near-term", "position", "potential", "target" or similar expressions, or the negative of these terms.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the expansion of the Namsskogan Site to up to 110 MW of total capacity and the timing thereof; the installation, testing, commissioning and energization of the transformers and related high-voltage works, and the timing of energization, including near-term energization; the completion by the regional grid operator of related substation and grid works; the expected roles and scope of work of Skanska and Vertiv and the support they are expected to provide; the Company's ability to plan and deliver facilities to tenant specifications; the Company's commercial discussions with prospective tenants and the execution of definitive leases, including in the near term; the credit quality of, and credit support to be provided by, any tenant; the conversion of infrastructure progress into definitive commercial agreements, recurring revenue and long-term shareholder value; the development of the Company's Kokemäki, Finland site and its growth plan; the Company's permitting timelines; the availability and stability of grid power; demand for data center capacity in the Nordic region; trends in the U.S. data center market, including the effect of political developments and grid constraints on data center development; third-party forecasts regarding the AI infrastructure and neocloud markets; the Company's capital allocation and counterparty selection strategy; and the services to be provided by Barchart, and the commencement, term and cost of the Barchart Agreement.

Forward-looking statements are based on management's current expectations and on assumptions that management believes are reasonable as of the date of this news release, including, but not limited to: that the transformers and other equipment will be installed, tested and commissioned on expected timelines and at expected costs and without damage; that the regional grid operator will complete required substation and grid works and that grid capacity will be available as expected; that all required permits, approvals and grid connection agreements will be obtained and maintained on expected timelines; that Skanska, Vertiv and other contractors and suppliers will perform their obligations as contemplated; that skilled labour, equipment and materials will be available as required; that the Company will have access to sufficient financing on acceptable terms to fund the development of its sites; that demand for AI and high-performance compute capacity in the Nordic region will continue; that the Company will be able to agree definitive lease terms, including credit support, with creditworthy tenants on acceptable terms and within expected timelines; that there will be no material adverse change in power prices, construction costs, currency exchange rates, or economic, market, political or regulatory conditions in Norway, Finland, the United States or elsewhere; that Barchart will perform the services contemplated by the Barchart Agreement in compliance with applicable laws; and that third-party industry data and forecasts referred to in this news release are accurate.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied, including, but not limited to: delays, cost overruns, damage or technical problems in the transport, storage, installation, testing, commissioning or energization of equipment; delays in grid-side works or the unavailability of grid capacity; permitting, grid connection or regulatory delays; the risk that the Company does not enter into definitive lease agreements on acceptable terms, within expected timelines or at all; counterparty and tenant credit risk, including the risk that tenants are unable to provide adequate credit support and risks associated with neocloud providers, which third-party analysts have forecast may face significant consolidation; dependence on a limited number of sites and prospective tenants; contractor and supplier performance risk; the availability, cost and timing of financing; changes in demand for data center, AI and HPC capacity, including as a result of technological change; competition from other data center developers in the Nordic region and elsewhere; fluctuations in power prices, digital asset prices and currency exchange rates; political, economic and regulatory changes in Norway, Finland, the United States and elsewhere; the risk that third-party forecasts and data prove inaccurate; the risk that the Barchart engagement does not achieve its intended results or attracts regulatory scrutiny; and the other risk factors described in the Company's most recent annual information form and management's discussion and analysis available on SEDAR+ at www.sedarplus.ca, and in the Company's annual report on Form 40-F and other filings with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov. The foregoing list of factors is not exhaustive.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Except as required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Third-Party Information

This news release includes market and industry data and forecasts obtained from third-party sources, including CBRE and Gartner. Although the Company believes these sources to be reliable, it has not independently verified the data and cannot guarantee its accuracy or completeness. Forecasts are inherently uncertain and may not be realized.